082-35209

SAN GOLD CORPORATION
SEPTEMBER 30, 2007
NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
UNAUDITED

ASSETS

	SEPTEMBER 30 2007	DECEMBER 31 2006
CURRENT ASSETS		
Cash	$ 2,638,924	$ 12,210,678
Accounts receivable	1,809,932	1,862,244
Marketable securities (Note 3)	9,154,215	837,332
Supply inventory	1,365,192	788,961
Gold in process	3,790,878	2,719,891
Prepaid expenses	125,747	180,525
	18,884,888	**18,599,631**
PROPERTY, PLANT & EQUIPMENT (Note 4)	**8,957,505**	**6,878,139**
MINERAL PROPERTIES (Note 5)	**34,959,723**	**28,245,175**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs (Note 6)	-	877,604
Mining claims and options (Note 7)	459,649	332,649
Promissory notes (Note 16)	99,379,404	58,949,805
	100,289,053	**60,610,058**
	$ 163,091,169	**$ 114,333,003**

LIABILITIES

	SEPTEMBER 30 2007	DECEMBER 31 2006
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 4,755,622	$ 4,893,516
Convertible debentures (Note 13)	7,750,608	-
Deferred revenue (Note 16)	1,681,818	644,383
Current portion long-term debt (Note 8)	363,867	172,950
Current portion of royalty obligation (Note 16)	3,183,251	579,013
	17,735,166	**6,289,862**
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 9)	1,315,930	1,222,306
Convertible debentures (Note 13)	6,121,613	15,811,741
Long-term debt (Note 8)	537,682	253,155
Royalty obligation (Note 16)	96,868,158	58,868,163
	104,843,383	**76,155,365**

SHAREHOLDERS' EQUITY

	SEPTEMBER 30 2007	DECEMBER 31 2006
Share capital (Note 10)	95,142,928	65,466,412
Contributed surplus (Note 12)	8,381,049	5,428,333
Deficit	(63,011,357)	(39,006,969)
	40,512,620	**31,887,776**
	$ 163,091,169	**$ 114,333,003**

Commitment (Note 19)

APPROVED BY THE BOARD: *"Hugh Wynne"* ________ Director

"Dale Ginn" ________ Director

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
UNAUDITED

	THREE MONTH PERIOD ENDED SEPTEMBER 30 2007	THREE MONTH PERIOD ENDED SEPTEMBER 30 2006	NINE MONTH PERIOD ENDED SEPTEMBER 30 2007	NINE MONTH PERIOD ENDED SEPTEMBER 30 2006
REVENUE	$ 1,431,951	$ -	$ 3,264,321	$ -
OPERATIONS				
Operations	5,573,997	-	14,869,628	-
Asset retirement accretion	31,208	25,000	93,624	75,000
Amortization of property, plant, & equipment	550,269	15,934	1,595,858	46,877
Depletion of mineral properties	275,105	-	636,289	-
LOSS FROM OPERATIONS	**4,998,628**	**40,934**	**13,931,078**	**121,877**
Exploration	706,890	7,567,464	2,952,374	21,180,977
General and administrative	1,113,290	1,465,863	3,834,351	4,186,968
Accretion of convertible debentures	124,612	81,470	393,457	200,999
Deferred financing	124,532	89,393	458,181	309,456
Royalty expense	1,172,821	-	3,183,246	-
Interest expense	403,516	265,266	1,518,463	604,414
Share based compensation	-	-	1,334,726	3,096,087
NET LOSS BEFORE OTHER REVENUE	**8,644,289**	**9,510,390**	**27,605,876**	**29,700,778**
OTHER REVENUE				
Indemnification fee	19,996	-	58,423	792,468
Mineral exploration assistance program		145,087	-	145,087
Interest income	2,057,142	447,199	4,484,029	1,398,547
LOSS FOR THE PERIOD	**6,567,151**	**8,918,104**	**23,063,424**	**27,364,676**
DEFICIT - BEGINNING OF THE PERIOD	(56,134,059)	(35,958,117)	(39,006,969)	(17,473,460)
Mark to market adjust to marketable securities	-	-	40,426	-
Share issue costs	(310,147)	-	(981,390)	(38,085)
Warrants Expired	-	232,237	-	232,237
DEFICIT - END OF THE PERIOD	**$ (63,011,357)**	**$ (44,643,984)**	**$ (63,011,357)**	**$ (44,643,984)**
LOSS PER COMMON SHARE: Basic & diluted	(0.0390)	(0.0706)	(0.1501)	(0.2417)

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
UNAUDITED

	THREE MONTH PERIOD ENDED		NINE MONTH PERIOD ENDED	
	SEPTEMBER 30 2007	SEPTEMBER 30 2006	SEPTEMBER 30 2007	SEPTEMBER 30 2006
OPERATING ACTIVITIES				
Loss for the period	$ (6,567,151)	$ (8,918,104)	$ (23,063,424)	$ (27,364,676)
Add: Items not affecting cash				
Accretion - convertible debentures	124,612	81,470	393,457	200,999
Accretion - asset retirement obligation	31,208	25,000	93,624	75,000
Amortization - deferred financing costs	124,532	89,393	458,181	309,456
Amortization - property, plant & equipment	550,269	15,934	1,595,858	46,877
Depletion - mineral properties	275,105	-	636,289	-
Share-based compensation	-	-	1,334,726	3,096,087
Adjustment from accounting policy adoption	-	-	40,426	-
Net change in non-cash working capital	(96,799)	1,424,637	(1,709,681)	1,889,802
	(5,558,224)	(7,281,670)	(20,220,544)	(21,746,455)
INVESTING ACTIVITIES				
Purchase of property, plant & equipment	(915,103)	(1,566,997)	(3,675,224)	(2,248,544)
Investment in mineral properties	(1,627,221)	-	(7,350,837)	-
Increase in marketable securities	(2,500,000)	-	(13,150,000)	(516,756)
Proceeds from sale of marketable securities	2,051,115	3,352,284	6,480,786	-
Purchase of mining claims and options	-	-	-	(50,000)
	(2,991,209)	1,785,287	(17,695,275)	(2,815,300)
FINANCING ACTIVITIES				
Proceeds from shares issued and subscribed	5,100,900	3,122,913	28,706,511	13,155,893
Proceeds from capital lease	-	-	603,692	-
Proceeds from long-term debt	110,000	-	110,000	124,014
Proceeds from debentures	-	-	-	10,000,000
Convertible debt issue costs	-	-	-	(724,940)
Share issue costs	(310,147)	-	(837,890)	(36,740)
Repayment of long-term debt	(89,812)	(41,319)	(238,248)	(110,496)
	4,810,941	3,081,594	28,344,065	22,407,731
CHANGE IN CASH	(3,738,492)	(2,414,789)	(9,571,754)	(2,154,024)
CASH, BEGINNING OF THE PERIOD	6,377,416	3,805,637	12,210,678	3,544,872
CASH, END OF THE PERIOD	$ 2,638,924	$ 1,390,848	$ 2,638,924	$ 1,390,848
Supplementary Information				
Interest paid	$ 44,625	$ 11,163	$ 101,889	$ 30,044

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

Rice Lake Gold Corporation is a wholly owned subsidiary (through Rice Lake Joint Venture Inc.) of the Company. The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance until August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.). Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the nine month period ended September 30th, 2007, the Company had a loss of $23,063,424 (September 30th, 2006 - $27,364,676) including its loss from the operations of Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs, and interest charges.

Until such time as the Company is able to reach a profitable level of operations it will be necessary to seek new financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Towards this end, the company was successful in completing a private placement financing of $21,714,466 during the latter part of the quarter. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

1. Nature of operations and going concern assumption (continued)

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2. Significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2006 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2006 annual consolidated financial statements.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

Section 3855, "Financial Instruments – Recognition and Measurement"

Section 3865, "Hedging"

Section 1530, "Comprehensive Income"

Section 3251, "Equity"

Section 3861, "Financial Instruments – Disclosure and Presentation"

Section 1506, "Accounting Changes"

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a.) Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue, or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

2. Significant accounting policies (continued)

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt, and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet as amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held-for-trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and Promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1st, 2007.

b.) Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

2. Significant accounting policies (continued)

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but quality for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not quality for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

c) Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d) Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e) Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classifications of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

2. Significant accounting policies (continued)

f) Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with the financial statements of other entities.

g) Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring, and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The Sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. This Section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies, and processes for managing capital.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is currently considering the affect on the financial statements of the new standards.

3. Marketable securities

	September 30, 2007	December 31, 2006
5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 70,634	$ 68,560
Bank of Nova Scotia cashable GIC, interest 4.35% maturing June 28, 2008	6,582,671	--
Bank of Nova Scotia cashable GIC, interest 4.30% maturing September 29, 2008.	2,500,910	--
Gold certificates, 1,093.735 oz with a market value at December 31, 2006 being $739.848 per oz.	--	768,772
	$ 9,154,215	**$ 837,332**

4. Property, plant and equipment

	September 30, 2007			December 31, 2006		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 469,210	$ --	$ 469,210	$ 469,210	$ --	$ 469,210
Buildings	1,297,525	64,528	1,232,997	165,783	29,106	136,677
Motor vehicles	50,844	26,706	24,138	42,344	18,984	23,360
Furniture and office equipment	336,824	110,341	226,483	234,915	74,028	160,887
Assets under capital lease	652,147	79,263	572,884	42,760	--	42,760
Plant and equipment	7,897,507	1,465,714	6,431,793	5,207,290	10,849	5,196,441
	$10,704,057	**$ 1,746,552**	**$ 8,957,505**	**$ 7,028,833**	**$ 150,694**	**$ 6,878,139**

5. Mineral properties

	September 30, 2007			December 31, 2006		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
Mine development	$16,480,336	$ 533,960	$15,946,376	$16,480,336	$ --	$16,480,336
Mineral properties	19,561,323	547,976	19,013,347	12,210,486	175,600	12,034,886
	$36,041,659	**$ 1,081,936**	**$34,959,723**	**$28,690,822**	**$445,647**	**$28,245,175**

6. Deferred financing costs

	September 30, 2007	December 31, 2006
Balance, beginning of the period	$ 877,604	$ 110,023
Debenture issue costs	-	1,172,171
Share issue costs of convertible debentures	-	(110,023)
Amortization of debenture issue costs	(458,181)	(294,567)
Deferred financing costs netted to liability	(419,423)	-
Balance, end of the period	**$ -**	**$ 877,604**

7. Mining claims and options

Summary of mining claims and options

	Partner	Location	Agreement entered	December 31, 2006 Carrying Value	Commitment for option
1	Peter Dunlop	7 claims	April 2004	$304,449 (December 31st, 2006 - $304,449) 3% Net smelter return to optioner, may be bought down by optioner	$875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2
2	Greenbelt Gold Mines Inc.	27 claims 50% interest	January 2005	$155,200 (December 31st, 2006 - $28,200)	$750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2
3	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	2,223 hectares 20 claims Adjacent to Western boundry of Company's gold mine 50 % interest	August 2005	$nil (December 31st, 2006 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the 3 year period ending in August 2008 $100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3
4	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2005 - $nil) 3 % overriding royalty on 3 of the claims (Blue Ace Group) 0.5 % royalty for the rest of the claims	$750,000 by August 31, 2008 $100,000 by August 2006 $250,000 in year 2 $500,000 in year 3 First year exploration commitment not met
	Total			$459,649 (December 31st, 2006 - $332,649)	

8. Long-term debt

	September 30, 2007	December 31, 2006
Term loan, repayable at $1,034 monthly plus interest at prime plus 1.500%, secured by marketable securities, due July 2009	$ 22,708	$ 32,014
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	237,523	300,336
Term loan, repayable at $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008	28,686	76,385
Term loan, repayable at $3,334 blended monthly payments at 5.75% interest rate, secured by specific equipment, due January 2010.	107,134	-
Capital lease, repayable at $20,960 blended monthly payments at 15% interest rate, secured by specific equipment, due January 2010	496,582	-
Capital lease, repayable at $1,020 monthly including interest at 7.1%, secured by specific equipment	8,916	17,370
Total	901,549	426,105
Current portion	363,867	172,950
Long-term portion	**$ 537,682**	**$ 253,155**

Principal due on long-term debt by period end and in aggregate over the next four years is approximately as follows:

September 30, 2008	$ 363,867
September 30, 2009	362,621
September 30, 2010	175,061
	$ 901,549

9. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

9. Asset retirement obligation (continued)

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the nine month period ended September 30th, 2007 the Company recorded accretion expense of $93,624 (September 30th, 2006 – $75,000), resulting in a carrying value of $1,315,930 for the obligation (December 31st, 2006 - $1,222,306).

10. Share capital

Authorized: Unlimited number of common shares
Issued: 171,686,109 common shares (December 31st, 2006 – 141,055,425)

	September 30, 2007	December 31, 2006
Shares subscribed (not issued)	$ --	$ 186,028
Shares issued	95,142,928	65,280,384
	$ 95,142,928	**$ 65,466,412**

Shares subscribed represents amounts received or receivable for options and warrants for which shares have not been issued.

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

	September 30, 2007		December 31, 2006	
Balance, beginning of the period	141,055,425	$ 65,280,384	95,681,368	$ 32,338,526
Private placements	25,162,742	24,543,020	7,111,511	13,933,899
Options exercised	887,534	711,893	2,580,355	962,224
Warrants exercised	915,098	916,145	30,235,050	15,739,033
Debentures converted	1,965,000	2,043,805	5,277,500	2,111,000
Debenture interest converted	1,251,733	1,106,130	69,641	43,702
Non monetary issues	448,577	541,551	100,000	152,000
Balance, end of the period	**171,686,109**	**$ 95,142,928**	**141,055,425**	**$ 65,280,384**

11. Options and warrants

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2006 – 0%), expected volatility of 50% (December 31st, 2006 – 88%), risk free interest rate of 4.31% (December 31st, 2006 – 3.84%), and expected life of 1,825 days (December 31st, 2006 – 1,825 days).

11. Options and warrants (continued)

A summary of the status of the Company's share option plan as at September 30th, 2007 and September 30th, 2006 and changes during the periods then ended is as follows:

	September 30, 2007	Average Price	December 31, 2006	Average Price
Balance, beginning of the period	8,386,776	$ 0.556	7,642,131	$ 0.311
Options granted	2,601,724	0.997	3,325,000	0.916
Options exercised	(887,534)	0.485	(2,580,355)	0.323
Options expired	-	-	-	-
Balance, end of the period	**10,100,966**	**$ 0.685**	**8,386,776**	**$ 0.558**

The following options to purchase common shares were outstanding as at September 30th, 2007:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,700,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.386	15,529	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	91,455	May 31, 2009
June 30, 2005	0.386	38,258	Aug 10, 2010
August 8, 2005	0.380	2,300,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	800,000	Mar 03, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
May 23, 2006	1.120	300,000	May 23, 2006
December 16, 2006	1.080	300,000	Dec 16, 2011
January 26, 2007	1.160	301,724	Jan 26, 2012
May 17, 2007	0.960	2,000,000	May 17, 2012
		10,100,966	

A summary of the status of the Company's outstanding warrants as of September 30th, 2007 and September 30th, 2006 and changes during the periods then ended is as follows:

	September 30, 2007	Average Price	December 31, 2006	Average Price
Balance, beginning of the period	1,057,611	$ 0.650	33,453,554	$ 0.549
Warrants granted	10,857,233	1.250	-	-
Warrants exercised	(700,944)	0.697	(30,235,050)	0.534
Warrants expired	(356,667)	0.675	(2,160,893)	0.709
Balance, end of the period	**10,857,233**	**$ 1.250**	**1,057,611**	**$ 0.650**

11. Options and warrants (continued)

The following warrants to purchase common shares were outstanding as at September 30th, 2007

Date Granted	Price ($)	Number outstanding	Expiry date
June 7, 2007	1.250	10,857,233	June 7, 2009
	1.250	**10,857,233**	

12. Contributed surplus

Changes in contributed surplus consisted of the following:

	September 30, 2007	December 31, 2006
Balance, beginning of the period	$ 5,428,333	$ 5,115,520
Conversion of debentures	-	(102,413)
Equity adjustment on debentures	-	1,188,299
Debentures converted to shares	(130,251)	-
Warrant value on shares issued	2,171,446	-
Warrants exercised	(90,236)	(2,591,675)
Warrants expired	(46,600)	(272,479)
Options issued	1,334,726	2,780,299
Options exercised	(286,369)	(689,218)
Balance, end of the period	**$ 8,381,049**	**$ 5,428,333**

13. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

13. Convertible debentures (continued)

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 2,008,588	$ 7,907,465	$ 6,384,178	$ 16,300,231
Equity	102,412	178,981	349,822	631,215
	2,111,000	8,086,446	6,734,000	16,931,446
Conversion of debentures	(2,111,000)	-	-	(2,111,000)
Principal - September 30, 2007	**$ -**	**$ 8,086,446**	**$ 6,734,000**	**$ 14,820,446**

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2005	$ 2,071,822	$ -	$ -	$ 2,071,822
Issuance of debentures	-	9,355,918	6,189,783	15,545,701
Accretion	39,178	236,578	29,462	305,218
Redemption of debentures	(2,111,000)	-	-	(2,111,000)
Liability, December 31, 2006	-	9,592,496	6,219,245	15,811,741
Deferred financing costs	-	(156,857)	(262,565)	(419,422)
Accretion		228,523	164,933	393,456
Redemption of debentures	-	(1,913,554)	-	(1,913,554)
Liability, September 30, 2007	**$ -**	**$ 7,750,608**	**$ 6,121,613**	**$ 13,872,221**

13. Convertible debentures (continued)

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Nine Month Period Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Accretion of debentures	$ 124,612	$ 81,470	$ 393,457	$ 200,999
Interest expense	358,560	252,055	1,407,321	564,217
	$ 483,172	**$ 333,525**	**$ 1,800,778**	**$ 765,216**

14. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Three Month Period Ended		Nine Month Period Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Loss for the period before income taxes	$ 6,567,151	$ 8,918,104	$ 23,063,424	$ 27,364,676
Combined statutory tax rate	36.12%	36.62%	36.12%	36.62%
Income tax recovery based on statutory rate	2,372,055	3,265,810	8,330,509	10,020,944
Valuation allowance	(2,372,055)	(3,265,810)	(8,330,509)	(10,020,944)
	$ -	$ -	$ -	$ -

As at December 31st, 2006, the Company had non-capital loss carry forward amounts available for income tax purposes of $17,200,000 that expire as follows:

Taxation year	December 31, 2006	Expiry
2001	300,000	December 31, 2007
2002	500,000	December 31, 2008
2003	700,000	December 31, 2009
2004	1,200,000	December 31, 2013
2005	2,200,000	December 31, 2014
2005	1,800,000	December 31, 2015
2006	10,500,000	December 31, 2026
	$17,200,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at September 30th, 2007, the Company had an obligation to spend $4,482,144 of flow through capital renounced to shareholders in December 2006 (December 31st, 2006 - $7,667,267).

15. Related party transactions

Accounts receivable include $0 (December 31st, 2006 - $51,500) due from shareholders relating to the issue of share capital.

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Balance, beginning of the period	$ 981,599	$ (118,756)	$ (45,792)	$ (154,082)
Exploration expenses	526,669	1,553,490	3,229,619	3,580,900
Management fees	-	9,000	18,000	27,000
GST on services	78,954	89,567	180,521	229,926
Payments issued	(1,266,340)	(732,400)	(3,061,466)	(2,882,843)
Balance, end of the period	**$ 320,882**	**$ 800,901**	**$ 320,882**	**$ 800,901**

During the nine month period ended September 30th, 2007, the Company purchased services for the sum of $3,247,619 (September 30th, 2006 - $3,607,900) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and executive chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's interim consolidated statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on September 30th, 2007 of $320,882 (December 31st, 2006 - $(45,792)) are included in the accounts payable/accounts receivable on the Company's interim consolidated statement of financial position.

	Three Month Period Ended		Nine Month Period Ended	
Dale Ginn	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Balance, beginning of the period	n/a	$ (12,420)	n/a	$ (12,420)
Salary & employee benefits		23,256		72,612
Direct exploration expenses		9,000		27,000
Management fees		9,000		27,000
Travel expenses		3,828		11,749
GST on services		1,319		4,393
Payments made		(27,323)		(123,674)
Balance, end of the period	**n/a**	**$ 6,660**	**n/a**	**$ 6,660**

Dale Ginn became an employee effective January 1, 2007. In the same period last year the Company purchased services for the sum of $126,612 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit.

16. Promissory notes and Royalty obligation

	September 30, 2007	December 31, 2006
Promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Promissory note due February 15, 2017, interest at 7%, pledged to secure royalty obligation	38,000,000	-
Accrued interest	2,510,404	80,805
	$ 99,379,404	$ 58,949,805

In the nine month period ended September 30th, 2007, the Company sold a production royalty for proceeds of $38,000,000 (year ended December 31st, 2006 - $48,869,000). As part of this transaction, $38,000,000 (December 31st, 2006 - $48,869,000) of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $283,699 (2006 - $172,438) in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $2,122,968 (2006 - $4,342,185). The funds received pursuant to the indemnification have been presented as deferred revenue and are being recognized over the expected remaining life of the royalty agreement.

Annual royalties on the 2007 royalty sale will be payable at rates ranging from $49.78 to $117.38 per ounce of gold produced during the period of the agreement to the later of December 31st, 2017 and five years after the end of commercial production from the mine. Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $155.36 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2016 inclusive. Minimum gold price thresholds of $875, $1,075, and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

17. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the nine month period ended September 30th, 2007 is $23,063,424 (September 30th, 2006 - $27,364,676).

	Three Month Period Ended		Nine Month Period Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Basic and diluted shares outstanding	168,481,689	126,323,966	153,632,337	113,234,297

18. Risk management and fair values

In the normal course of its operations, the Company is exposed to a number of risks that can affect its operating performance. Management's close involvement in operations helps identify risks and variations from expectations. The Company has not designated transactions at hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Interest rate risk

Fluctuations in interest rates that can create a cash flow risk for debt subject to variable interest rates.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Currency and commodity price risk

The Company is exposed to foreign exchange risk and commodity price risk as a marketable security that it owns is based on the price of gold. The Company also has a USD bank account for settlement of liabilities that arise in USD.

19. Commitments and contingencies

The Bissett mine operates under a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

The Company is involved in and potentially subject to various claims by third parties arising out of the normal course and conduct of its business. The outcome and amount of such claims is not reasonably determinable.

In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 9, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets being more than sufficient to cover the calculated value of mine closure and post closure monitoring costs.

20. Subsequent events

In the period subsequent to the quarter, the Company issued 431,983 common shares in payment of approximately $505,000 of the first year's interest owing on the Corporation's outstanding Series B 10% convertible redeemable debentures, which mature on October 18th, 2008.

Additionally in the period subsequent, the Company entered into a letter of engagement whereby a group of underwriters have agreed to purchase on a bought deal private placement basis 17,900,000 units (the "Units") of San Gold at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. The Underwriters have an option, exercisable at any time on or before the second business day prior to the closing date, to purchase up to an additional 10,725,000 Units for approximately $15 million in additional gross proceeds. Each Unit consists of one common share plus one half of one transferable common share purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing.

San Gold Corporation

Head Office
PO Box 1000
Bissett MB R0E 0J0

email: info@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the three months ending September 30, 2007

Dated: November 29, 2007

Management Discussion and Analysis
For the three months ended September 30, 2007

1.1 Date of Report

November 29, 2007

1.2 Overall Performance

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2006 and notes thereto and the Company's unaudited financial statements for the three months and nine months ended September 30, 2007. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

Management conceptualizes the company as the combined activities of two entities being San Gold Corporation and Rice Lake Gold Corporation. San Gold's main operation consists of exploring for and producing gold primarily in the Bissett area of Manitoba, Canada. The main business of Rice Lake Gold Corporation, San Gold's wholly owned subsidiary through Rice Lake Joint Venture Inc., is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production. The San Gold #1 Mine (part of the operations of Rice Lake Gold Corporation) commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in 2007. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006.

Until such time as one or both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation and the Company shall be dependent on continued financings. The financings undertaken this year, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. If the amount of liquidity proves inadequate to achieve self-sustaining gold production, the Company may be required to pursue additional equity or debt financing. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company. In the period subsequent to this quarter, the Company entered into a letter of engagement whereby a group of underwriters have agreed to purchase on a bought deal private placement basis 17,900,000 units (the "Units") of San Gold at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. The Underwriters have an option, exercisable at any time on or before the second business day prior to the closing date, to purchase up to an additional 10,725,000 Units for approximately $15 million in additional gross proceeds. Each Unit consists of one common share plus one half of one transferable common share purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.3 Selected Annual Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at **www.sedar.com**.

1.4 Results of Operations

During the quarter ended September 30th, 2007, and subsequently, the Company continued developing its two active mining properties: firstly the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of Bissett. The initial loads of test ore from early long holes from San Gold #1 continued to be mined and milled during the quarter ended September 30, 2007.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintained its surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls approximately 15 kms of mine horizon, containing the Rice Lake Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds approximately 7000 hectares of exploration property in the Belt. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

1.4 Results of Operations (continued)

The Company recognized revenue during the quarter of $1,431,951 on 1,896 oz. of gold shipped (Q3 2006 - $0). This is consistent with the revenue and production level of the previous quarter and represents an increase over the same quarter in the previous year when the Company did not produce any gold. The Company is still expending resources on maintaining and bringing its operations to higher levels of productive utilization. There are a significant amount of fixed costs associated with enhancing the productive ability of operations which contribute to the increased level of expenditure over the previous year. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Towards this end, the Company was successful in closing a transaction during the quarter, pursuant to which 3,448,276 Flow-Through Shares were issued for aggregate gross proceeds of $5,000,000. Additionally, in the period subsequent to the quarter, the Company entered into a letter of engagement whereby a group of underwriters have agreed to purchase on a bought deal private placement basis 17,900,000 units (the "Units") of San Gold at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. The Underwriters have an option, exercisable at any time on or before the second business day prior to the closing date, to purchase up to an additional 10,725,000 Units for approximately $15 million in additional gross proceeds. Each Unit consists of one common share plus one half of one transferable common share purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing.

The Company capitalized $1,627,221 of expenditures during the most recently completed quarter ($7,350,837 for the YTD) related to the Rice Lake and SG #1 mineral properties and acquired $915,103 of property, plant and equipment during the quarter ($3,675,224 for the YTD).

The Loss from operations for the quarter ended September 30, 2007 was $8,644,289 compared to $9,510,390 in the same quarter last year. The Company has capitalized its development of mineral properties consistent with its policy. The level of expenditure on exploration activities has reduced significantly compared to the same period last year – this is consistent with the shifting of activities towards production. There was no production in the same quarter last year so activity was directed towards developmental activities

General and Administrative expenses were $1,113,290 for the most recently completed quarter compared to $1,465,863 for the same quarter last year. General and administrative expenses are largely related to the level of consultant and legal and accounting activity. Management continues to look for efficiencies in this expense item. There is also additional Royalty expense in the three months ended June 30th , 2007 of $1,172,821 – this expense is largely offset by interest revenue from the restricted promissory note interest income recognized in Other Revenue.

As a result of the above noted, the loss for the 3 months ended September 30, 2007 was $6,567,151 compared to a loss in the prior year in the same quarter of $8,918,104 and on a year to date basis, the loss for the nine months is $23,063,424 compared to $27,364,676 for the same period last year. It is somewhat difficult to compare the periods directly because the Company is approaching commercial production. As a result, activity levels are significantly higher and amortization of property, plant and equipment have commenced without a commensurate increase in revenue associated with commercial levels of production.

1.5 Summary of Quarterly Results:

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,431,951	1,378,384	453,986	768,771				
Interest and Other Revenue	2,077,138	1,396,414	1,068,901	2,216,958	592,286	1,848,615	693,559	-
Income (Loss)	(6,567,151)	(9,436,968)	(7,059,305)	(2,096,781)	(5,589,537)	(6,688,195)	(4,071,304)	(957,770)
Per share (basic and fully diluted)	(0.04)	(0.06)	(0.05)	(0.01)	(0.04)	(0.06)	(0.04)	(0.05)

While there has been a modest increase in revenue over the last quarter, management anticipates that there will be continued increasing levels of production and stabilization of operational expenses.

In considering variations in quarterly activity, of significance in the 4th quarter of 2006 and to a lesser extent in the second quarter of 2006 was the inclusion of revenues received on account of the Red Mile royalty and investment transactions. These revenues and expenses continue into the 2007 fiscal year. Note that gold revenue is identified in the fourth quarter of 2006. Management also notes that the level of gold inventory increased at the end of the most recently completed quarter by $1,070,987 over December 31, 2006 as a result of gold in circuit that was poured and shipped early in the subsequent period. Revenue on this gold will not be recognized until the fourth quarter of 2007.

1.6 Liquidity

As at September 30, 2007, the Company had $2,638,924 in cash and cash equivalents compared to $12,210,678 on December 31, 2006. As at September 30, 2007, the Company had a working capital surplus of $1,129,093 compared to a working capital surplus of $12,309,769 on December 31, 2006. Debentures which were issued in February of 2006 and are due in February 2008 and are convertible into common shares at $0.80 per share represent $7,750,608 of current liabilities. In addition, current liabilities include the current portion of a royalty obligation that will be satisfied by the interest on a promissory note in the amount of $3,183,251. Without consideration of these two items, the Company would be in a working capital surplus position of $12,062,952. This number does not have a defined meaning according to GAAP but management believes it provides useful information to the users of financial information.

The Company continues to meet its obligations and discharge its liabilities as they become due, a necessary condition to maintain its assets and to carry the Rice Lake Mine and San Gold #1 Mine into full production. The Company is dependent on the continued improvements in operations and/or the success of future financings, like the one noted above, towards achieving its plan.

1.7 Capital Resources

During, the quarter, the Company continued to work towards its mine and mill development plans and to carry out its planned exploration programs. The above noted financing is expected to permit continued execution of the business plan towards increasing production and development of the properties.

The Company has capitalized $2,542,324 in mineral properties and plant and equipment for the quarter ($11,026,061 YTD) compared to $1,566,977 in the same quarter last year ($2,248,544 prior YTD).

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Balance, beginning of the period	$ 981,599	$ (118,756)	$ (45,792)	$ (154,082)
Exploration expenses	526,669	1,553,490	3,229,619	3,580,900
Management fees	-	9,000	18,000	27,000
GST on services	78,954	89,567	180,521	229,926
Payments issued	(1,266,340)	(732,400)	(3,061,466)	(2,882,843)
Balance, end of the period	**$ 320,882**	**$ 800,901**	**$ 320,882**	**$ 800,901**

During the nine month period ended September 30, 2007, the Company purchased services for the sum of $3,247,619 (September 30th, 2006 - $3,607,900) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and executive chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's interim consolidated statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on September 30th, 2007 of $320,882 (December 31st, 2006 - $(45,792)) are included in accounts payable/receivable.

	Three Month Period Ended		Nine Month Period Ended	
Dale Ginn	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Balance, beginning of the period	n/a	$ (12,420)	n/a	$ (12,420)
Salary & employee benefits		23,256		72,612
Direct exploration expenses		9,000		27,000
Management fees		9,000		27,000
Travel expenses		3,828		11,749
GST on services		1,319		4,393
Payments made		(27,323)		(123,674)
Balance, end of the period	**n/a**	**$ 6,660**	**n/a**	**$ 6,660**

Dale Ginn became an employee of San Gold effective January 1, 2007. In the same period last year the Company purchased services for the sum of $126,612 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit.

Directors' compensation

The majority of the directors of the Company do not receive any fixed salary. The Company pays outside directors a fee of $3,000 per month in their capacity as directors. In the three month period ended September 30th, 2007, total Director compensation in their capacity as Directors was $36,000 (2006 - $nil).

1.11 Proposed Transactions

There are no proposed transactions that may be disclosed at this time.

1.12 Critical Accounting Estimates

Please refer to the notes to our annual financial statements disclosed on www.sedar.com for a complete description of critical accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

The Company initially adopted the following accounting policy during the quarter:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

- **Section 3855, "Financial Instruments – Recognition and Measurement"**
- **Section 3865, "Hedging"**
- **Section 1530, "Comprehensive Income"**
- **Handbook Section 3861 – Financial Instruments – Disclosure and Presentation**
- **Handbook Section 3251 – Equity**
- **Handbook Section 1506 – Accounting Changes**

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

a. Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in a table below.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held for trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1, 2007.

b. Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

c. Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d. Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e. Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

f. Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

g. Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital. The Company is currently considering the affect on the financial statements of the new standards.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

San Gold did capitalize expenditures associated with mining properties and related equipment during the quarter in the amount of $2,542,324 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. No such capitalization occurred in the same quarter of the previous year. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

1.15 Other MD&A Requirements and other additional disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquires its operating funds primarily by means of equity and debt issues. Of the amount capitalized, $660,879 for the quarter and $3,295,877 for the YTD was on account of development at the SG #1 mine and $944,012 for the quarter and $2,728,535 for the YTD was at the Rice Lake mine and $0 for the quarter and $1,816,514 for the YTD was related to activities at the Cartwright zone. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Discussion on Internal Controls

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the board of directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

1.15 Other MD&A Requirements and other additional disclosure (continued)

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of September 30, 2007 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the
Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at September 30, 2007 and required disclosure. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board.

1.15 Other MD&A Requirements and other additional disclosure (continued)

Policies and Procedures
The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative is continuing according to risk area.

Information Systems
The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid pace of growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. In the latter portion of 2006, the Company accelerated its efforts to migrate onto a common platform (for MIS) and hired consultants to formulate and, with management, implement the necessary changes. Currently, management is evaluating certain business processes to continue efforts in this regard.

Segregation of Duties
Due to personnel constraints, the Company is reliant on the performance of compensating procedures during its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

During the latter part of 2006 and first three quarters of 2007 and the period immediately subsequent, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

- Detailed review of controls and recommendations from external consultant,
- Strengthened technical expertise in the accounting and finance areas of the organization;
- Improved overall leadership and governance of the Company with the addition of a new independent member to the Board of Directors, including a new chair of the Audit Committee.
- Updated or created written Board Mandate, Code of Ethics, Insider Trading Policy, Disclosure Committee, and Position Descriptions for Directors and Senior Officers, updated the charter for the Governance, Compensation and Nominating Committee and the Whistleblower Policy.
- Began process to enhance security over assets and data.
- Evaluated and commenced implementation of improved information system to capture and review transactions.

Outstanding share data

As of November 28, 2007, the date of this report, the Company had 172,111,109 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com .

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Gestur Kristjansson, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007.

"Gestur Kristjansson"

Gestur Kristjansson
Chief Financial Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Dale Ginn, Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007.

"Dale Ginn"

Dale Ginn
Chief Executive Officer
San Gold Corporation

SAN GOLD CORPORATION

ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

Notice of Annual and Special Meeting
and
Information Circular

December 3, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the Annual and Special Meeting of shareholders (the "Meeting") to be held on December 3, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

SAN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of San Gold Corporation (the "Company") will be held in Winnipeg, Manitoba, at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on the 3rd day of December, 2007, at 10:00 a.m. (Winnipeg time) (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended December 31, 2006, together with the auditors' reports thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To re-approve the stock option plan of the Company; and

5. To transact such other or further business as may properly come before the Meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1. Holders of common shares of the Company who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of Proxy for use at the Meeting.

2. Only holders of common shares of the Company of record at the close of business on November 2, 2007 (the "Record Date"), will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Company after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Winnipeg, Manitoba this 6th day of November, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hugh Wynne"
Hugh Wynne, Executive Chairman

SAN GOLD CORPORATION
PO Box 1000, General Delivery
Bissett, Manitoba R0E 0J0

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Shareholders") to be held at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on December 3, 2007, at the hour of 10:00 o'clock in the forenoon (Winnipeg time) (the "Meeting") for the purposes set out in the accompanying notice of the Meeting (the "Notice of Meeting").

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE COMPANY.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by officers of the Company, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares (the "Common Shares") of the Company held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

Except as otherwise stated, the information contained herein is given as of November 6, 2007.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Hugh Wynne, Executive Chairman and a director of the Company, and Dale Ginn, Chief Executive Officer and a director of the Company (the "Management Designees"), have been selected by the directors of the Company and have indicated their willingness to represent as proxies the Shareholders who appoint them.

A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the Shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a Shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 142(4) of *The Corporations Act* (Manitoba), in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Company is located at 30th Floor, 360 Main Street, Winnipeg, MB R3C 4G1.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial

Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

All references to Shareholders in this Circular and the accompanying proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

PROVISIONS RELATING TO VOTING OF PROXIES

The Common Shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the Shareholder appointing him. If there is no direction by the Shareholder, those Common Shares will be voted for all proposals set out in the instrument of proxy. The instrument of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters, which may properly come before the Meeting. At the time of printing of this Circular, management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or proposed nominee for election as a director of the Company, or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

VOTING SECURITIES, RECORD DATE AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying Notice of Meeting, the Company was authorized to issue an unlimited number of Common Shares without nominal or par value of which, as of the date of the Notice of Meeting there were 171,886,109 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to receive notice of and attend any meeting of the Shareholders of the Company and are entitled to one vote thereat for each Common Share held by them respectively.

Each person who is a holder of a Common Share at the close of business on November 2, 2007 (the "Record Date") will be entitled to notice of and to attend and vote at the Meeting except to the extent such Shareholder transfers the ownership of any of such holder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee's name be included in the list of Shareholders entitled to vote at the Meeting. Such transferee is entitled to vote such shares at the Meeting.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 percent of the issued and outstanding Common Shares of the Company. Goodman & Company, Investment Counsel Ltd., on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 18,462,176 Common Shares and 1,500,001 Common Share purchase warrants of the Company. This represents an approximate 10.74% interest in the Company on an undiluted basis, or an 11.51% interest on a partially diluted basis, assuming the conversion of the Common Share purchase warrants as at the date hereof.

EXECUTIVE COMPENSATION

"Named Executive Officer" means the following individuals: (a) each Chief Executive Officer of the Company; (b) each Chief Financial Officer of the Company; (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year of the Company and whose total

salary and bonus exceeds $150,000. As at the end of the 2006 financial year, the Company had three Named Executive Officers: (i) Hugh Wynne who was the Company's Chairman and Chief Executive Officer as at the end of 2006 and is now the Company's Executive Chairman; (ii) Dale Ginn, who was the Company's President as at the end of 2006 and is now the Company's Chief Executive Officer; and (iii) Richard Boulay, who was the Company's Chief Financial Officer as at the end of 2006 and is now no longer an officer of the Company. Gestur Kristjansson was appointed as the Chief Financial Officer of the Company effective May 1, 2007.

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its publicly traded securities.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through securities that are subject to restrictions on resale.

Summary Compensation Table

The following table is a summary of the compensation paid to the Named Executive Officers of the Company in total salary and bonus during the financial years ended December 31, 2006, December 31, 2005 (4 months only) and August 31, 2005 for services rendered to the Company. It should be noted that on June 30, 2005 San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form the Company. San Gold Resources Corporation was deemed to acquire Gold City Industries Ltd. for accounting purposes. Information contained in the table below prior to June 30, 2005 reflects compensation paid only by San Gold Resources Corporation to its Named Executive Officers.

Name and Principal Position	Annual Compensation				Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs (#) (Cumulative)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Hugh Wynne Executive Chairman	2006	$36,000	Nil	Nil (1)	300,000	Nil	Nil	Nil
	2005 – Dec	$33,000	Nil	Nil (1)	1,650,000	Nil	Nil	Nil
	2005 - Aug	$54,000	Nil	Nil (1)	950,000	Nil	Nil	Nil
Dale Ginn CEO	2006	$208,176	Nil	Nil	300,000	Nil	Nil	Nil
	2005 – Dec	$57,240	Nil	Nil	1,350,000	Nil	Nil	Nil
	2005 – Aug	$127,680	Nil	Nil	700,000	Nil	Nil	Nil
Richard Boulay CFO	2006	$108,000	Nil	Nil	300,000	Nil	Nil	Nil
	2005 – Dec	$24,000	Nil	Nil	950,000	Nil	Nil	Nil
	2005 – Aug	$96,000	Nil	Nil	300,000	Nil	Nil	Nil

(1) Wynne Mining Services Inc., Wynne Drilling Ltd. and Wynne's Place Ltd., all companies controlled by Hugh Wynne, have billed the Company for various drilling, mining and other services provided to the Company. In the financial year ended December 31, 2006 these companies billed the Company a total of $4,622,085, including the management fees referenced above. In the financial year ended December 31, 2005 these companies billed the Company a total of $628,004, including the management fees referenced above. In the financial year ended August 31, 2005, these companies billed the Company a total of $1,296,420, including the management fees referenced above. Since December 31, 2006 Wynne Mining Services Inc. and Wynne Drilling Ltd. have billed the Company an additional $2,344,709.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.

Option/SAR Grants During Most Recently Completed Financial Year

The Company has a stock option plan that was re-approved by the shareholders of the Company at the most

recent annual meeting of Shareholders on November 10, 2006. At the Meeting, the Shareholders will be asked to again re-approve the stock option plan in accordance with the policies of the TSX Venture Exchange. See "Particulars of Matters to be Acted Upon – Re-Approval of Stock Option Plan."

Options to purchase up to a total of 1,750,000 Common Shares were granted to all directors, officers and employees of the Company in the most recently completed financial year of the Company.

The following table sets forth the stock options granted to the Named Executive Officers in the past year.

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Hugh Wynne	300,000	17.14%	$1.20	$1.48	May 23, 2011
Dale Ginn	300,000	17.14%	$1.20	$1.48	May 23, 2011
Rick Boulay	300,000	17.14%	$1.20	$1.48	May 23, 2011

No stock appreciation rights were granted to the Named Executive Officers of the Company during the most recently completed financial year.

Aggregated Option Exercises during the Most Recently Completed Financial Year

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year. The following table sets out the financial year-end value (as at December 31, 2006) of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year End Exercisable/ Unexercisable
Hugh Wynne	Nil	N/A	2,079,000/Nil	$2,011,220/Nil
Dale Ginn	Nil	N/A	1,650,000/Nil	$1,515,500/Nil
Richard Boulay	Nil	N/A	1,250,000/Nil	$1,035,500/Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed financial year, the Company did not have any employment contracts with its Named Executive Officers. Since the end of 2006, the Company has entered into the agreements referenced below with Dale Ginn and with Gestur Kristjansson, the Vice-President, Finance and Chief Financial Officer of the Company.

Effective January 1, 2007, the Company entered into an employment agreement with Dale Ginn pursuant to which Mr. Ginn is employed as Chief Executive Officer of the Company. Pursuant to this agreement Mr. Ginn is paid a salary of $250,000 per year and is eligible for a bonus as determined by the board of directors of the Company (the "Board") in its sole discretion.

Effective January 1, 2007, the Company entered into an employment agreement with Gestur Krisjansson. Mr. Kristjansson was originally appointed Vice-President, Finance of the Company on January 1, 2007 and was subsequently appointed Chief Financial Officer of the Company effective May 1, 2007. Pursuant to this agreement Mr. Kristjansson is paid a salary of $130,000 per year and shall receive a bonus of $20,000 per year upon reasonable fulfillment of his responsibilities. Mr. Kristjansson is also eligible for a bonus as determined by the Board in its sole discretion. Pursuant to this agreement, Mr. Kristjansson received 301,724 options to purchase Common Shares at a price of $1.16 per Common Share. The options are exercisable for a period of five years from the date of issuance but do not vest until Mr. Kristjansson has been employed by the Company for 24 consecutive months, subject to the termination of Mr. Kristjansson's employment by the Company at which time the options will immediately terminate.

The Company conducts an aggressive and extensive gold exploration program that consists primarily of

diamond drilling. The Company uses the services of Wynne Mining Services Inc. and Wynne Drilling Ltd., both companies controlled by Hugh Wynne, a Named Executive Officer to carry out its gold exploration program. The costs associated with these contracted services are monitored by the Company's Qualified Persons as defined in National Instrument 43-101 to ensure that the payments for services rendered to the Company are fair and competitive with industry costs for comparable services supplied by comparable contractors, both locally and nationally. The Company has received a written statement from its Qualified Person that the fees paid to Wynne Drilling Ltd. are very fair and reasonable for drilling services.

Compensation of Directors

During the financial year ended December 31, 2006, directors of the Company who were also members of management did not receive any fixed salary or directors' fees in their capacity as directors. Ben Hubert, a non-management director, received $21,000 in directors' fees and consulting fees in the financial year ended December 31, 2006. Courtney Shearer, a non-management director, received $36,000 in directors' fees and consulting fees in the financial year ended December 31, 2006. David Filmon, a non-management director, received $33,000 in directors' fees and consulting fees in the financial year ended December 31, 2006. Each non-management director of the Company currently receives $3,000 per month for their services as directors in addition to any consulting fees that they may receive from the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth as of the end of the Company's most recently completed financial year (being December 31, 2006) the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights pursuant to equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans previously approved by securityholders	8,386,776	$0.57	5,718,766
Equity compensation plans not previously approved by securityholders	Nil	NA	N/A
Total	8,386,776	$0.57	5,718,766

As noted above, the Company has a stock option plan that was re-approved by the shareholders of the Company on November 10, 2006. At the Meeting, the Shareholders will be asked to re-approve the stock option plan.

For a summary of the terms of the stock option plan of the Company, see "Particulars of Matters to be Acted Upon – Re-Approval of Stock Option Plan".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth below, no insiders of the Company and no proposed nominees for election as a director of the Company or any associates or affiliates of the foregoing persons, have had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction since the commencement of the Company's last financial year except as otherwise disclosed in this Circular or as set forth below. None of the foregoing persons has any interest in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as otherwise disclosed in this Circular or as set forth below.

During the financial year ended December 31, 2006, the Company purchased services for the sum of $4,622,085 from Hugh Wynne as well as Wynne Mining Ltd., Wynne's Place Ltd. and Wynne Drilling Ltd., which are all corporations controlled by Hugh Wynne.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at the date of this circular, none of the directors, employees, executive officers, former directors, former

employees, former executive officers, promoters, proposed nominees for election as a director or their respective associates or affiliates of the Company is indebted to the Company or its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected to hold office until the next annual meeting of the Shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the six nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority will be exercised by management to vote the proxy for the election of any other person or persons as directors.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised as at the Date of this Information Circular(1)	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Hugh Wynne Bissett, MB Executive Chairman, Director (5)	06/2005	6,586,918 Common Shares (1)(7)	Executive Chairman of the Company (previously Chairman and CEO of the Company). President and CEO of Wynne Mining Services Inc. and Wynne Drilling Ltd.
Dale Ginn Kenora, ON CEO, Director (5)(6)	06/2005	1,421,140 Common Shares (1)(8)	Chief Executive Officer of the Company (previously President of the Company).
Richard Boulay, Calgary, AB Director (4)(5)(6)	06/2005	688,263 Common Shares (1)(9)	President and director of Marum Resources Inc. since June of 1993.
David Filmon Winnipeg, MB Director (2)(3)(4)	06/2006	42,409 Common Shares (1)	Partner with Aikins, MacAulay & Thorvaldson LLP in Winnipeg, Manitoba since 1998.
Courtney Shearer Bragg Creek, AB Director (2)(3)(4)(5)	06/2005	421,086 Common Shares (1)(10)	Business Development Consultant with Larkspur Associates Inc.
Benjamin Hubert Calgary, AB (2)(3)(6) Director	11/2006	1,381,000 (1)	Consultant on environmental and community issues to resource companies operating in northern Canada.

Notes:

(1) Before giving effect to the exercise of issued and outstanding stock options or other convertible securities.
(2) Member of the audit committee.
(3) Member of the compensation committee.
(4) Member of the governance committee.
(5) Member of the nominating committee.
(6) Member of the disclosure committee.
(7) 222,223 of these shares are held by Wynne Mining Services Inc., a company controlled by Hugh Wynne.
(8) 150,000 of these shares are held by Shelley Ginn, Mr. Ginn's wife.
(9) 90,000 of these shares are held by Brava Management Inc., a company controlled by Richard and Elaine Boulay. 90,000 of these shares are held by Elaine Boulay, Mr. Boulay's wife.
(10) 344,437 of these shares are held by Larkspur Associates Inc., a company controlled by Courtney Shearer.

In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as

directors.

The Company does not have an executive committee of its Board.

Other than as disclosed below, none of the proposed directors of the Company is, as of the date of the Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

San Gold Resources Corporation, a predecessor corporation to the Company, was the subject of a cease trade order from The Manitoba Securities Commission from January 19, 2005 until February 23, 2005 for failure to file its annual financial statements and management discussion and analysis for the fiscal year ended August 31, 2004 and its interim financial statements and management discussion and analysis for the interim period ended November 30, 2004, within the required time periods. Similar cease trade orders were also issued by the British Columbia Securities Commission and the Alberta Securities Commission. The cease trade orders were lifted after the Corporation filed the required financial statements and management discussion and analysis for the fiscal year ended August 31, 2004 and the interim period ended November 30, 2004. At the time that the cease trade orders were in effect against San Gold Resources Corporation, Hugh Wynne, Dale Ginn and Richard Boulay were officers and directors of San Gold Resources Corporation.

None of the proposed directors of the Company has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In order for the resolution electing the directors of the Company to be effected, it must be passed by an ordinary resolution (an "Ordinary Resolution"), meaning the affirmative vote of not less than a majority of the votes cast by Shareholders with respect to a particular matter at the Meeting.

Appointment of Auditors and Authorization to Fix Remuneration of the Auditors

At the Meeting, the Shareholders will be asked to approve an Ordinary Resolution appointing Scarrow & Donald LLP of Winnipeg, Manitoba, the present auditors of the Company, as the auditors of the Company to hold office until the next annual meeting of Shareholders and authorizing the directors of the Company to fix the remuneration of the auditors. Scarrow & Donald LLP were first appointed as the auditors of the Company in September, 2005.

In order for the resolution authorizing the directors to fix the remuneration of the auditors to be effected, it must be passed by an Ordinary Resolution at the Meeting.

Re-Approval of Stock Option Plan

At the Meeting, the Shareholders will be asked to re-approve the Company's stock option plan.

The current stock option plan of the Company was re-approved at the most recent annual meeting of the Shareholders held on November 10, 2006. The Plan provides that the aggregate number of Common Shares reserved for issuance under the Plan, together with any stock options outstanding, will represent a maximum of 10% of the number of issued and outstanding Common Shares at any time. This is referred to as a "rolling" plan and, under the rules of the TSX Venture Exchange, the Plan must be approved by the Shareholders at

each successive annual meeting of the Company. As of the date of this Management Information Circular, the Company has 171,886,109 Common Shares issued and outstanding. Accordingly, if the Plan is re-approved, there will be 17,188,610 Common Shares available for issuance (including Common Shares issuable pursuant to the exercise of outstanding stock options) pursuant to the Plan. This number is subject to adjustment for any increase or decrease in the number of issued and outstanding Common Shares such that the number of Common Shares reserved for issuance pursuant to the Plan, together with any stock options outstanding, shall be equal to 10% of the issued and outstanding Common Shares of the Company.

At the Meeting, the Shareholders will be asked to re-approve the Plan. If approval of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan.

The Plan will be available for inspection at the Meeting. As the Plan is intended to align the interests of management and the Board with the interests of the Shareholders and to provide added incentive to the optionees, the directors recommend that the Shareholders approve the Plan.

In order for the above resolution to be effected it must be approved by Ordinary Resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, however if any other matters do arise, the Management Nominees named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

AUDIT COMMITTEE

Composition of the Audit Committee

The following are the members of the audit committee of the Company:

Ben Hubert	Independent (1)	Financially literate (1)
Courtney Shearer	Not Independent (1)	Financially literate (1)
David Filmon	Not Independent (1)	Financially literate (1)

(1) As defined in Multilateral Instrument 52-110.

The text of the charter of the audit committee is attached hereto as Schedule "A".

The Company is not required to comply with Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110) because the Company is a "venture issuer" as defined in MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2006 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's financial year ended December 31, 2006 has the Company relied on the exemption in section 2.4 of MI 52-110 (de minimis non-audit services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee may adopt specific policies and procedures for the engagement of non-audit services as set forth in the charter of the audit committee attached hereto as Schedule "A".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$87,000	$35,000	Nil	Nil
December 31, 2005 (1)	$59,882	Nil	Nil	Nil

(1) Four month period.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board currently consists of six directors, only one of whom, Ben Hubert, is considered to be independent as defined in MI 52-110, but three of whom, David Filmon, Courtney Shearer and Richard Boulay, are considered to be independent for the purposes of the TSX Venture Exchange as they are not employees, senior officers, control persons or management consultants of the Company or any of its affiliates. Mr. Hubert, Mr. Filmon, Mr. Shearer and Mr. Boulay are responsible for reviewing and approving matters involving a conflict of interest between the Company and its directors or officers, and any matters requiring the approval of non-management directors under applicable corporate and/or securities laws and the requirements of the TSX Venture Exchange. All directors must disclose any potential conflicts of interest with respect to a matter before the Board and any director with a conflict of interest must refrain from voting on the matter in question, except as permitted by *The Corporations Act* (Manitoba).

Hugh Wynne is not an independent director (as defined in MI 52-110) because he is the Executive Chairman of the Company. Dale Ginn is not an independent director because he is the Chief Executive Officer of the Company. Richard Boulay is not an independent director because he was the Chief Financial Officer of the Company until April 30, 2007. Courtney Shearer is not an independent director because he was an officer of Gold City Industries Ltd., a predecessor company of the Company. David Filmon is not an independent director because the law firm of which he is a partner receives fees from the Company for acting as legal counsel to the Company and is thus deemed to have a material relationship with the Company.

The Board meets on a regular basis, not less than four times a year.

Directorships

The table below sets forth the positions that the directors and officers of the Company hold with other reporting issuers.

Name	Reporting Issuer	Position Held	Period Served
Richard Boulay	Marum Resources Inc.	President and Director	1993 to Present
	Puma Exploration Inc.	Director	2000 to Present
	Petrolia Inc.	Director	2005 to Present
David Filmon	Lodgepole Energy No. 1 Limited Partnership (1)	Director	2005 to Present
	Industrial Growth Income Corporation	Director	2006 to Present
Courtney Shearer	Merit Mining Corporation	Director	2005 to Present
Benjamin Hubert	Intergold Limited	Director	**2004 to Present**

(1) Director of the general partner of Lodgepole Energy No. 1 Limited Partnership, Lodgepole Energy Corp.

Orientation and Continuing Education

The Nominating Committee is responsible for providing an orientation program for new directors and ensuring that continuing education opportunities are available for all directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics provides that the Company (together with its affiliates) cannot compromise its position in the marketplace by allowing any of its directors, officers and employees to subject themselves or be subjected to situations which could prove to be conflicting, prejudicial, embarrassing, or which could otherwise interfere with the impartial discharge of their duties. The Code of Business Conduct and Ethics strives to create a culture in the Company and its affiliates that values high ethical standards, honesty and compliance with laws, rules and regulations. The Code of Business Conduct and Ethics contains prohibitions on discrimination and harassment. The Code of Business Conduct and Ethics contains provisions that require the directors, officers and other employees of the Company to avoid situations where their personal interests conflict, or appear to conflict, with the interests of the Company. The Governance Committee of the Company is charged with monitoring and enforcing the Code of Business Conduct and Ethics of the Company.

The Board has also adopted an Audit Committee Charter, Governance Committee Charter, Nominating Committee Charter, Compensation Committee Charter, Disclosure Committee Charter, Board Charter, Disclosure Policy, position descriptions for the Chief Executive Officer of the Company, the Executive Chairman of the Company and chairs of all committees and a Whistleblower Policy.

Nomination of Directors

The Nominating Committee of the Board has the responsibility for identifying and recruiting qualified new members to the Board as required, and for related succession planning considerations.

Compensation

The Compensation Committee is responsible for annually reviewing and determining executive compensation packages for the senior officers of the Corporation, including salary, bonuses, stock options or awards, stock appreciation rights and other incentives. The Compensation Committee also reviews and recommends directors' compensation from time to time, as appropriate.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Nominating Committee, the Board has established a Disclosure Committee and a Governance Committee. The Governance Committee is responsible for, among other things, all aspects of the corporate governance of the Company. The Disclosure Committee is responsible for, among other things, overseeing the disclosure practices of the Company.

Assessments

The Governance Committee has been entrusted with the task of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including soliciting and receiving comments from individual directors as to the foregoing matters and to report annually, or from time to time as appropriate, to the Board on such matters.

ADDITIONAL INFORMATION

Additional Information relating to the Company is available on SEDAR at www.sedar.com. Shareholders of the Company may contact the Company as set forth below in order to request copies of the Company's financial statements and management discussion and analysis. Financial information regarding the Company is provided in the Company's financial statements and management discussion and analysis for the most recently completed financial year.

San Gold Corporation
PO Box 1000, General Delivery
Bissett, Manitoba
R0E 0J0

CERTIFICATE OF SAN GOLD CORPORATION

November 6, 2007

The contents and sending of this Information Circular have been approved by the directors of San Gold Corporation. The foregoing contains no untrue statement of a material fact in respect of San Gold Corporation and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"*Hugh Wynne*" (signed)

Hugh Wynne
Director

SCHEDULE "A"

SAN GOLD CORPORATION

AUDIT COMMITTEE CHARTER

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of San Gold Corporation ("San Gold") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of San Gold and related matters;

2. To provide better communication between directors and external auditors appointed by San Gold;

3. To enhance the external auditors' independence; and

4. To increase the credibility and objectivity of financial reports.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of San Gold.

2. The Board shall have the power to appoint the Committee Chairman.

3. All of the members of the Committee shall be "financially literate". The Board of San Gold has adopted the definition for "financial literacy" used in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5. The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to San Gold's internal control system:

- identifying, monitoring and mitigating business risks; and
- ensuring compliance with legal, ethical and regulatory requirements.

3. It is a responsibility of the Committee to review the annual financial statements of San Gold prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
- reviewing significant accruals or other estimates such as the *ceiling test* calculation;
- reviewing accounting treatment of unusual or non-recurring transactions;
- ascertaining compliance with covenants under loan agreements;
- reviewing disclosure requirements for commitments and contingencies;
- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
- reviewing unresolved differences between management and the external auditors; and
- obtaining explanations of significant variances within comparative reporting periods.

4. The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of San Gold's disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board, the Committee shall:

- recommend to the Board the appointment of the external auditors;
- recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and
- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6. The Committee shall review with external auditors (and the internal auditor if one is appointed by San Gold) their assessment of the internal controls of San Gold, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and upon completion of the audit, their reports on the financial statements of San Gold and its subsidiaries.

7. The Committee must pre-approve all non-audit services to be provided to San Gold or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of San Gold (i.e. hedging, litigation and insurance).

9. The Committee shall establish a procedure for:

   - the receipt, retention and treatment of complaints received by San Gold regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of San Gold of concerns regarding questionable accounting or auditing matters.

10. The Committee shall review and approve San Gold's hiring policies regarding employees and former employees of the present and former external auditors of San Gold.

11. The Committee shall have the authority to investigate any financial activity of San Gold. All employees of San Gold are to cooperate as requested by the Committee.

12. The Committee may retain person having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of San Gold without any further approval of the Board.

SAN GOLD CORPORATION

PROXY FORM

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 3, 2007.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. IN THE ABSENCE OF INSTRUCTIONS, THE COMMON SHARES REPRESENTED HEREBY WILL BE VOTED FOR ALL RESOLUTIONS BROUGHT BEFORE THE MEETING.

The undersigned, being a shareholder of San Gold Corporation (the "Corporation"), hereby appoints Hugh Wynne, Executive Chairman and a director of the Corporation, or failing him, Dale Ginn, Chief Executive Officer and a director of the Corporation or, alternatively, ________________________, as proxyholder, to attend the Annual and Special Meeting of the Corporation to be held at the Victoria Inn, located at 1808 Wellington Avenue, Winnipeg, Manitoba, at 10:00 a.m., on December 3, 2007 and at any adjournment thereof (the "Meeting") and to vote the common shares in the capital of the Corporation held by the undersigned with respect to the matters set forth below as follows:

1. Election of the following individuals to the Board of Directors: Hugh Wynne, Dale Ginn, Richard Boulay, David Filmon, Courtney Shearer and Ben Hubert.

   ☐ VOTE FOR ☐ WITHHOLD VOTE

2. Appointment of Scarrow & Donald LLP as auditors of the Corporation and authorization of the Board of Directors to fix the auditors' remuneration.

   ☐ VOTE FOR ☐ WITHHOLD VOTE

3. Re-approval of the stock option plan of the Corporation.

   ☐ VOTE FOR ☐ VOTE AGAINST

4. To transact such further business as may properly come before the Meeting or any adjournment thereof.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this ________ day of ______________________, 2007.

Signature(s) of Shareholder(s): ________________________________

Name(s) (Please Print): ________________________________

NOTES AND GENERAL INSTRUCTIONS FOR SHAREHOLDERS:

1. If the shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has specified a choice with respect to any of the items above by marking an "X" ***in the space provided*** **for that purpose the shares will be voted on any poll in accordance with that choice.** ***If no choice is specified, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy as if the shareholder had specified an affirmative vote.*** **If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.**

2. A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of his nominee in the space provided, or complete another proxy.

3. This Proxy will not be valid unless it is dated and signed by the intermediary or by the shareholder or his attorney authorized in writing. In the case of a corporation, this Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Corporation.

6. Your name and address are registered as shown. Please notify CIBC Mellon Trust Company of any change in your address.

7. If you have any questions with respect to the delivery of this proxy, please call CIBC Mellon Trust Company at (800) 387-0825 in Calgary, Alberta.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Issuance of Shares in Payment of Interest on Debentures

November 20, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced that the Corporation has issued 431,983 common shares of the Corporation ("Common Shares") in payment of approximately $505,000 of the first year's interest owing on the Corporation's $6,734,000 principal amount of issued and outstanding Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures"), which mature on October 18, 2008. The Common Shares were issued at a deemed price of $1.17 per share, a 10% discount from the $1.30 closing price of the Common Shares on October 17, 2007. The remainder of the interest owing on the Debentures was satisfied by cash payments to the holders of the Debentures.

As previously announced by the Corporation, interest on the Debentures is payable annually on the first and second anniversary of the initial issuance of the Debentures, which was October 18, 2006. Pursuant to the terms of the Debentures, holders of Debentures are entitled to elect to receive interest on the Debentures payable in cash or in Common Shares issued at a 10% discount to the market price of the Common Shares on the applicable interest payment date.

The Common Shares issued to holders of Debentures who elected to receive their interest payment in Common Shares instead of cash are restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

"NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES."

PRESS RELEASE
FOR IMMEDIATE RELEASE
November 7, 2007

San Gold Announces $25 Million "Bought Deal" Private Placement

San Gold Corporation (Bissett, Manitoba) (TSX-V:SGR) (the "Company") is pleased to announce that it has entered into a letter of engagement with Dundee Securities Corporation and a syndicate of underwriters, including Cormark Securities Inc. and GMP Securities L.P. (the "Underwriters"), under which the Underwriters have agreed to purchase on a bought deal private placement basis 17,900,000 units (the "Units") of San Gold at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. Each Unit consists of one common share plus one half of one transferable common share purchase warrant with each whole purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing. Under the agreement, the Underwriters have an option, exercisable at any time on or before the second business day prior to the closing date, to purchase up to an additional 10,725,000 Units for approximately $15 million in additional gross proceeds.

In connection with the Offering, the Underwriters will receive a cash commission equal to 6% of the gross proceeds raised under the Offering plus broker warrants (the "Broker Warrants") equal to 4% of the number of Units sold under the offering. The Broker Warrants will be exercisable into common shares at a price of $2.00 per Broker Warrant for a period of 18 months from closing.

Closing of the offering is scheduled to occur on or about November 28, 2007. All securities issued will be subject to a four month hold period. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds of the offering will be used for the development of deep high grade gold zones in the Rice Lake mine, the continued development of the San Gold #1 mine as well as for general corporate purposes including working capital.

San Gold Corporation is a Canadian mining company focused on gold exploration and mining in the Rice Lake Greenstone Belt in SE Manitoba, Canada. The Company's Rice Lake Gold Project includes two mines, the deep underground, high-grade Rice Lake mine and the nearby near-surface ramp accessed San Gold #1 (SG-1) deposit. A third nearby deposit, the recently discovered Cartwright gold deposit is slated for near surface ramp development in 2008. The Rice Lake Mine officially opened on August 23, 2006.

These securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent

U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Per: For further information contact Dale Ginn

____

Dale Ginn, President and , Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

"NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES."

PRESS RELEASE
FOR IMMEDIATE RELEASE
November 30, 2007

San Gold Announces Closing of $40 Million "Bought Deal" Private Placement

San Gold Corporation **(Bissett, Manitoba) (TSX-V:SGR) (the "Company")** is pleased to announce that it has closed its private placement offering of 17,900,000 units (the "Units") of the Company at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. Dundee Securities Corporation, Cormark Securities Inc. and GMP Securities L.P. (the "Underwriters") acted as underwriters for the Offering. Each Unit consists of one common share plus one half of one transferable common share purchase warrant with each whole purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing. The Underwriters also exercised their over-allotment option to purchase up to an additional 10,725,000 Units for an additional $15,015,000 in gross proceeds to the Company. The common shares and warrants comprising the Units are subject to a hold period of four months and a day from the date of issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

In connection with the Offering, the Underwriters received a cash commission equal to 6% of the gross proceeds raised under the Offering plus broker warrants (the "Broker Warrants") equal to 4% of the number of Units sold under the Offering. The Broker Warrants are exercisable into common shares at a price of $2.00 per Broker Warrant for a period of 18 months from closing.

The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for accelerating the development of deep high grade gold zones in the Rice Lake mine, the continued development of the San Gold #1 mine as well as for general corporate purposes including working capital.

San Gold Corporation is a Canadian mining company focused on gold exploration and mining in the Rice Lake Greenstone Belt in SE Manitoba, Canada. The Company's Rice Lake Gold Project includes two mines, the deep underground, high-grade Rice Lake mine and the nearby near-surface ramp accessed San Gold #1 (SG-1) deposit.

These securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

RECEIVED

2007 DEC -4 A 3: 21

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

San Gold Corporation (the "Company")
PO Box 1000 – General Delivery
Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

November 30, 2007

3. **News Release:**

The Company issued a press release regarding the material change on November 30, 2007, a copy of which is attached hereto.

4. **Summary of Material Change:**

On November 30, 2007, the Corporation completed the issuance of 28,625,000 units of the Corporation ("Units") at a price of $1.40 per Unit for aggregate gross proceeds of $40,075,000. Each Unit was comprised of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $2.00 for a period of 18 months from the date of issuance.

5. **Full Description Of Material Change:**

See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

Dale Ginn, Chief Executive Officer
Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 30th day of November, 2007.

SAN GOLD CORPORATION

Per: *"Gestur Kristjansson"*
Gestur Kristjansson, Chief Financial Officer

SCHEDULE "A"

"NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES."

PRESS RELEASE
FOR IMMEDIATE RELEASE
November 30, 2007

San Gold Announces Closing of $40 Million "Bought Deal" Private Placement

San Gold Corporation **(Bissett, Manitoba) (TSX-V:SGR) (the "Company")** is pleased to announce that it has closed its private placement offering of 17,900,000 units (the "Units") of the Company at a price of $1.40 per Unit for total gross proceeds to the Company of $25,060,000. Dundee Securities Corporation, Cormark Securities Inc. and GMP Securities L.P. (the "Underwriters") acted as underwriters for the Offering. Each Unit consists of one common share plus one half of one transferable common share purchase warrant with each whole purchase warrant exercisable into a common share at a price of $2.00 for a period of 18 months from closing. The Underwriters also exercised their over-allotment option to purchase up to an additional 10,725,000 Units for an additional $15,015,000 in gross proceeds to the Company. The common shares and warrants comprising the Units are subject to a hold period of four months and a day from the date of issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

In connection with the Offering, the Underwriters received a cash commission equal to 6% of the gross proceeds raised under the Offering plus broker warrants (the "Broker Warrants") equal to 4% of the number of Units sold under the Offering. The Broker Warrants are exercisable into common shares at a price of $2.00 per Broker Warrant for a period of 18 months from closing.

The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for accelerating the development of deep high grade gold zones in the Rice Lake mine, the continued development of the San Gold #1 mine as well as for general corporate purposes including working capital.

San Gold Corporation is a Canadian mining company focused on gold exploration and mining in the Rice Lake Greenstone Belt in SE Manitoba, Canada. The Company's Rice Lake Gold Project includes two mines, the deep underground, high-grade Rice Lake mine and the nearby near-surface ramp accessed San Gold #1 (SG-1) deposit.

These securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204)

794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: November 7, 2007.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $40,075,000.

5. Proposed use of proceeds:

   Development program on the Issuer's mineral properties and general working capital purposes.

6. (a) Description of shares to be issued:

   (i) Class: Common shares of the Issuer (Offering is of Units consisting of one common share and one half of one warrant).

   (ii) Number: 28,625,000 Common Shares.

   (iii) Price per security: $1.40 per Unit.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: 14,312,500 ______________________.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 14,312,500.

   (iii) Exercise price of Warrants: Year 1: $2.00 ____ Year 2: $2.00 (6 mos.) only)

   Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

   (iv) Expiry date of Warrants: Eighteen months from the date of issuance.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: Not applicable.

   (ii) Number of Listed Shares to be issued on conversion: _______________.

   (iii) Expiry/Maturity date: ____.

   (iv) Interest rate:____.

   (v) Conversion terms:____.

   (vi) Default provisions: ____.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 42,937,500.

7. Issued and outstanding Listed Shares at the date of the price reservation: 171,886,109.

8. Placees

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial

holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Dundee Securities Corporation, Cormark Securities Inc. and GMP Securities L.P.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Dundee Securities Corporation, 1 Adelaide Street East, 27th Floor, Toronto, ON M5C 2V9.

Cormark Securities Inc., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, P.O. Box 63 Toronto, Ontario M5J 2J2.

GMP Securities L.P. 145 King Street West, Suite 300 Toronto, Ontario M5H 1J8.

(c) Cash 6% of the gross proceeds of the offering.

(d) Securities Common share purchase warrants equal to 4% of the total number of Units sold pursuant to the offering.

(e) Expiry date of any Agent's Option 18 months from the date of issuance.

(f) Exercise price of any Agent's Option $2.00.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
No.
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? No.

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II? Yes.

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: Not applicable.

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: November 30, 2007

Gestur Kristjansson
Name of Director and/or
Senior Officer

Signature

Chief Financial Officer
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Tom Akelaitis 53 Oakfield Dr Toronto, ON M8Y 1N9	Same	10,000	15,000	<5%	NA
David Doritty 1 Adelaide St. E Suite 2700 Toronto, ON M5C 2V9	Same	110,000	37,500	<5%	NA
Michael Demeter 192 Roselawn Ave Toronto, ON M4R 1E9	Same	10,000	15,000	<5%	NA
Jeff Crich 217 Westfield Trail Oakville, ON L6H 6H7	Same	10,714	16,071	<5%	NA
Robert / Edna Demeester 235 Argyle Ave Delphi, ON N4B 1J9	Same	10,000	69,000	<5%	NA
Justin Ginetz 3880 Edinburgh St Burnaby, BC V5C 1R6	Same	10,000	15,000	<5%	NA
Adriano, Ezio, Dominica Angelucci 59 Keegan Cres. North York, ON M3J 1G1	Same	30,000	85,500	<5%	NA
Angelo Parente 81 Greenbrooke Dr. Woodbridge, ON L4L 8L1	Same	10,000	51,000	<5%	NA
Angelo Parente Holdings Ltd. 81 Greenbrooke De. Woodbridge, ON L4L 8L1	Same	25,000	63,500	<5%	NA
Ontario 1411085 Inc. 377 Vaughan Valley Blvd. Woodbridge, ON L4H 3B5	Same	15,000	50,000	<5%	NA
Nancy Suppa 30 Deerchase Circle Woodbridge, ON L4H 1B4	Same	20,000	89,000	<5%	NA
Corrado Ferlanetto 175 Duncan Rd. Richmond Hill, ON L4C 6J5	Same	10,000	15,000	<5%	NA
Danny Leung 126 Price Regent St. Markham ON, L6C 0A7	Same	10,000	15,000	<5%	NA

1057544 Ont. Inc. 1935 Drew Rd. Unit 28 Mississauga ON, L5S 1M7	Same	10,000	15,000	<5%	NA
Aaron Unger 114 Elm Ridge Dr. Toronto ON, M6B 1A9	Same	5,000	7,500	<5%	NA
Cobank Property Tax Services Inc. 3 Rosemary Lane Toronto, ON M5P 3E7	Same	10,000	15,000	<5%	NA
Isla Steinberg 483 Old Orchard Grove. North York, ON M5M 2G3	Same	30,000	45,000	<5%	NA
Robert Donaldson 100 King St W Suite 2630 PO Box 355 STN First Canadian Place Toronto, ON M5X 1E1	Same	35,000	52,500	<5%	NA
Windswept Investments Inc. 25 Scrivener Square Unit 603 Toronto, ON M4W 3Y6	Same	37,000	55,500	<5%	NA
Robert Sellars 1063 Rockcliffe Crt Oakville, ON L6M 1B8	Same	40,000	60,000	<5%	NA
John Panneton c/o Forstar Group 130 King Street W Suite 2950 The Exchange Tower Toronto, ON M5J 2J2	Same	65,000	97,500	<5%	NA
Valley Vista Investments 8 Brentcliffe Rd. Suite 200 East York, ON M4G 3Y2	Same	75,000	112,500	<5%	NA
Royal Capital Management 4100 Yonge Street Suite 504 Toronto, ON M2P 2B5	Same	150,000	225,000	<5%	NA
Scott Sandler 138B Madison Ave Toronto, ON M5R 2S5	Same	3,000	4,500	<5%	NA
John Lewis 98 Farnham Ave Toronto, ON M4V 1H4	Same	10,000	15,000	<5%	NA
John R. Howarth 2911-11th Ave NW Calgary, AB T2N 1J1	Same	10,000	15,000	<5%	NA
Bruce Thompson 133 Main Street East Milton, ON L9T 1N7	Same	20,000	30,000	<5%	NA
Don Charter 36 Strath Ave Etobicoke, ON M8X 1R3	Same	75,000	112,500	<5%	NA

Pickax International Corp. 5674 Gamsby Road Orno, ON L0B 1M0	Same	25,000	37,500	<5%	NA
Deerleap Holdings Simmonds Building Wickhams Cay 1 PO Box 961 Roadtown Tortola, BVI	Same	10,000	15,000	<5%	NA
Hernan & Maria Christina Celorrio AV. Liberador 3122 4th Priso "A" CP 1425	Same	50,000	75,000	<5%	NA
John Scally 2555 Bloor Street W Apt 207 Toronto, ON M6S 1S1	Same	15,000	22,500	<5%	NA
Terry Patterson 269 Gloucester Ave. Oakville, ON L6J 3W8	Same	18,000	27,000	<5%	NA
Carol Patterson 269 Gloucester Ave. Oakville, ON L6J 3W8	Same	17,000	25,500	<5%	NA
Tim Dilts 340 Fred Evans Crt Newmarket, ON L3Y 7X5	Same	10,000	15,000	<5%	NA
Cynthia Dilts 340 Fred Evans Crt Newmarket, ON L3Y 7X5	Same	10,000	15,000	<5%	NA
Ignacio Celorrio Arenales 1947, 3B Buenos Aires, Argentina	Same	20,000	30,000	<5%	NA
Rodney McVeigh 106 Tiny Beaches Rd S Perkinsfield, ON L0L 2J0	Same	10,000	15,000	<5%	NA
Winston Barrett 119 Cavell Ave Etobicoke, ON M8V 1P5	Same	10,000	15,000	<5%	NA
Pierre Beaumier 77 Main Street S Brampton, ON L6Y 1M9	Same	10,000	15,000	<5%	NA
Brenda Duncan 8 Cedar Mills Cres Caledon, ON L7E 0A1	Same	10,000	15,000	<5%	NA
Doris Duncan 8 Cedar Mills Cres Caledon, ON L7E 0A1	Same	10,000	15,000	<5%	NA
Ing Han Goping 1661 Glenvista Dr Oakville, ON L6H 6K6	Same	10,000	15,000	<5%	NA
Pamela & Robert Honey 7 Woodland Crt. Collingwood, ON L9Y 5B3	Same	10,000	15,000	<5%	NA

Frances Lucks 11 Cricket Crt Brampton, ON L6R 1W5	Same	10,000	15,000	<5%	NA
Shaun McDowell 6 Holly Place Brampton, ON L6S 1E4	Same	10,000	15,000	<5%	NA
Nancy Norman 202 Milne Dr Petersburg, ON N0B 2H0	Same	10,000	15,000	<5%	NA
Ronald Norman 202 Milne Dr Petersburg, ON N0B 2H0	Same	10,000	15,000	<5%	NA
Milagros Saraza 18 Kensington Rd Suite 302 Brampton, ON L6T 4S5	Same	10,000	15,000	<5%	NA
Ramon Saraza 18 Kensington Rd Suite 302 Brampton, ON L6T 4S5	Same	10,000	15,000	<5%	NA
Bob Vandrish 12 Melita Pl Brampton, ON L6S 2Z3	Same	10,000	15,000	<5%	NA
Shirley and Robert Westfall 54 Farmington Dr. Brampton ,ON L6W 2V2	Same	10,000	15,000	<5%	NA
Monica Wright 18 Bushwood Crt. Scarborough, ON M1B 2T1	Same	10,000	15,000	<5%	NA
Kinnear Financial Consulting Limited 2100-222-3rd Ave SW Calgary, AB T2P 0B4	Same	100,000	150,000	<5%	NA
Alan Treleaven c/o Lawy Society of British Columbia n800-845 Cambie St Vancouver, BC V6B 4Z9	Same	10,000	15,000	<5%	NA
Shane Doyle 3408 28th Ave W Vancouver, BC V6S 1R9	Same	10,000	15,000	<5%	NA
Olav Langelaar 4539 12th Ave W Vancouver, BC V6R 2R4	Same	10,000	15,000	<5%	NA
Bernhard Hensel 7188 Cypress St Vancouver, BC V6P 5M3	Same	16,615	24,923	<5%	NA
Richard Lipka / Irene Harper 4539 12th Ave N Vancouver, BC V6R 2R4	Same	15,000	22,500	<5%	NA
Linda Hill 827 Pacific Dr. Delta, BC V4M 2K2	Same	10,000	15,000	<5%	NA

Morningstar Nurseries Ltd. 1350 176th St Surrey, BC V3S 9S7	Same	10,000	15,000	<5%	NA
Frederick Martin 6 Kirk Bradden Rd E Etobicoke, ON M8Y 2E6	Same	25,000	37,500	<5%	NA
Gael Martin 6 Kirk Bradden Rd E Etobicoke, ON M8Y 2E6	Same	25,000	37,500	<5%	NA
Robert Dixon 2103-438 King Street W Toronto, ON M5V 3T9	Same	25,000		<5%	NA
Laurie Hunt 2931 136th St Surrey, BC V44P 1W7	Same	50,000	75,000	<5%	NA
Christopher Hunt 2931 136th St Surrey, BC V44P 1W7	Same	50,000	75,000	<5%	NA
Christian Owen 1304-1650 Bayshore Drive Vancouver, BC V6G 3K2	Same	70,000	105,000	<5%	NA
Christian Owen 1304-1650 Bayshore Drive Vancouver, BC V6G 3K2	Same	70,000	105,000	<5%	NA
Drora Aronowicz 1168 W 54 Ave Vancouver, BC V6P 1N1	Same	150,000	225,000	<5%	NA
Middlemarch Partners Limited 94 Mount Street London, W1K 2SZ UK	Same	200,000	300,000	<5%	NA
Heather Desaulniers 1855 Jacana Ave. Port Coquitlam, BC V3C 5Y4	Same	4,000	6,000	<5%	NA
Richard Cohen 2796 W 50th Ave Vancouver, BC V6P 1B7	Same	50,000	75,000	<5%	NA
Robert Cohen #901-260 Heath Street W Toronto, ON M5P 3L6	Same	10,000	15,000	<5%	NA
Harco Holdings Ltd. 2796 W 50th Ave Vancouver, BC V6P 1B7	Same	50,000	75,000	<5%	NA
Peter Loretto 6135 MacDonald St Vancouver, BC V6N 1E7	Same	38,000	57,000	<5%	NA
Christopher Dabbs 4477 W 12th Ave Vancouver, BC V6R 2R3	Same	20,000	30,000	<5%	NA
Alex Guidi 1408-1050 Burrard St Vancouver, BC V6Z 2S3	Same	100,000	150,000	<5%	NA

Robert Klassen 3828 W 14th Ave Vancouver, BC V6R 2W9	Same	35,000	102,500	<5%	NA
538800 BC Ltd. 860 625 Howe St Vancouver, BC V6C 2T6	Same	43,000	64,500	<5%	NA
Corriente Master Fund LP MRC Corp Services PO Box 309 GT Ugland House, South Church Grand Cayman, Cayman Islands	Same	3,571,400	5,357,100	<5%	NA
OCM Gold Fund 1536 Holmes St Building D Livermore, CA 94550 USA	Same	300,000	815,500	<5%	NA
GI Capital Corp on behalf of Fully Managed Accounts 3625 Dufferin St #340 Toronto, ON M3K 1Z2	Same	178,600	267,900	<5%	NA
BMO Precious Metals Fund 77 King Street W Suite 4217 Toronto, ON M5K 1J5	Same	1,000,000	1,500,000	<5%	NA
Brick Capital Partners LP 707 Skokie Blvd Suite 200 Northbrook, IL 60062 USA	Same	714,286	3,324,577	<5%	NA
Equinox Illiquid Fund LP 477 Madison Ave New York, NY 10022	Same	330,000	595,000	<5%	NA
RBC Global Precious Metals Fund 77 King St West Royal Trust Tower, Suite 3800 Toronto, ON M5K 7H1	Same	3,857,500	5,786,250	<5%	NA
2035718 Ontario Inc. 55 University Ave Suite 603 Toronto, ON M5J 2H7	Same	225,000	337,500	<5%	NA
AGF Precious Metals 31st Floor TD Bank Tower Toronto, ON M5K 1E9	Same	2,857,145	4,285,718	<5%	NA
Larry Later 32 Steeplechase Ave Aurora, ON L4G 6W5	Same	17,000	25,500	<5%	NA
Thomas Hamilton Torokvei 1231-139 Merton St Toronto, ON M4S3G7	Same	23,000	34,500	<5%	NA
Reynold Lee 40 Sunrise Ave Apt 413 North York, ON M4a 2R4	Same	30,000	45,000	<5%	NA

Kumara Rachamalla 9 Castle Ridge Dr Richmond Hill, ON L4B 1P1	Same	5,000	7,500	<5%	NA
David Dellow 172 MacEwen Park Green N.W. Calgary, AB T3K 4E6	Same	50,000	75,000	<5%	NA
Canada Dominion Resources 2006 II LP, by its manager Goodman & Company, Investment Counsel Ltd. 1 Adelaide St. East, 29th Floor Toronto, ON M5C 2V9	Same	353,443	695,139	<5%	NA
Canada Dominion Resources 2006 LP, by its manager Goodman & Company, Investment Counsel Ltd. 1 Adelaide St. East, 29th Floor Toronto, ON M5C 2V9	Same	886,994	1,704,708	<5%	NA
Dynamic Precious Metals Fund 1 Adelaide St. East, 29th Floor Toronto, ON M5C 2V9	Same	5,247,111	22,870,666	11.4%	NA
CMP 2006 Resources Limited Partnership 1 Adelaide Street East, 29th Floor Toronto, ON M5C 2V9	Same	2,330,992	4,457,297	<5%	NA
Whalehaven Capital Fund Ltd. 14 ParLaVille Rd., 3rd Floor Hamilton, Bermuda	Same	215,000	741,900	<5%	NA
Excalibur Small-Cap Opportunities L.P. 33 Prince Arthur Ave. Toronto, ON M5L 1B2	Same	358,000	537,000	<5%	NA
Troy Pocaluyko 1400 Hazelton Blvd. Burlington, ON L7P 4V3	Same	20,000	30,000	<5%	NA
Stados Capital 73 Richmond St. W, Suite 502 Toronto, ON M5H 1Z4	Same	40,000	83,500	<5%	NA
Nick Tintor 1466 Crescent Rd. Mississauga, ON L5H 1P6	Same	35,000	52,500	<5%	NA
Christina Luczynski 330 - 100 Richmond St. West Toronto, ON M5H 3K6	Same	10,000	17,500	<5%	NA
James McCutcheon 330 - 100 Richmond St. West Toronto, ON M5H 3K6	Same	19,000	28,500	<5%	NA
Stanley Kranjc 6199 Eagle Dr. Whistler, BC V0N 1B6	Same	20,000	38,500	<5%	NA

W.E. Robertson 11035 Lake Ridge Rd. Port Perry, ON L9L 1V7	Same	20,000	40,000	<5%	NA
S.J. Grmovsek 180 Blue Willow, Unit 62 Woodbridge, ON L4L 9C9	Same	50,000	85,000	<5%	NA
Darryl Wolanski 65 Humber Trail York, ON M6S 4C2	Same	20,000	40,000	<5%	NA
Andrew Wright 87 Skyway Ave., Suite 100 Toronto, ON M9W 6R3	Same	20,000	37,500	<5%	NA
Simon Kitchener 40 Ward, High Street Amersham, Buckinghamshire United Kingdom HP7 0E4	Same	60,000	105,000	<5%	NA
Maria Waslen 1503 - 10 Bellair St. Toronto, ON M5R 3T8	Same	30,000	45,000	<5%	NA
Sharon Lavine 86 Madison Avenue Toronto, ON M5R 2S4	Same	10,000	15,000	<5%	NA
Grant McCutcheon 86 Madison Avenue Toronto, ON M5R 2S4	Same	10,000	15,000	<5%	NA
Blair Calder 162 Guelph Street, Suite 233 Georgetown, ON L7G 5X7	Same	15,000	32,500	<5%	NA
Paul Lebreux 37A Vanstone Drive Kanata, ON K2L 1W4	Same	21,000	31,500	<5%	NA
J. Kalairajah 3 College Approach London SE10 9HY, UK	Same	100,000	150,000	<5%	NA
Peter Matson 1 Palace Pier Ct, Suite 3701 Etobicoke, ON M8V 3W9	Same	20,000	30,000	<5%	NA
Gordon Wallace 4101 Yew Street, #607 VANCOUVER BC V6L 3B7	Same	10,000	15,000	<5%	NA
Fred Kahn 65 Harbour Square, Apt. #1908 Toronto, ON M5J 2L4	Same	20,000	30,000	<5%	NA
Ana Leal 65 Beckenridge Dr Markhan ON L3S 2V3	Same	10,000	15,000	<5%	NA
Keith Peck 1488 Acadia Road Vancouver, BC V6T 1P6	Same	100,000	150,000	<5%	NA

Brent Cook 343 Hilmen Place Solana Beach, CA USA 92075-1316	Same	20,000	30,000	<5%	NA
Anton (Tony) Drescher 7547 Burris St Burnaby, BC V5E 1Z1	Same	500,000	1,300,000	<5%	NA
Ted Bartrim 301 King Rd Salt Spring Island, BC V8K 1W9	Same	7,200		<5%	NA
Compsci Consulting Inc Attn: Connie Seidle 3915 17 ST SW Calgary, AB T2T 4P3	Same	10,000	15,000	<5%	NA
Robin Finley 10916 43 AVE NW Edmonton, AB T6J 2R2	Same	10,000	15,000	<5%	NA
William Koenig 1032 Lawrence Grassi Ridge Canmore, AB T1W 3C2	Same	20,000	30,000	<5%	NA
Dianna Nephew Site 13, Box 22 RR 1 RPO De Winton, AB T0L 0X0	Same	50,000	163,035	<5%	NA
Robert Nephew SITE 13, Box 22 RR 1 RPO De Winton, AB T0L 0X0	Same	50,000	783,258	<5%	NA
Robert Nephew SITE 13, Box 22 RR 1 RPO De Winton, AB T0L 0X0	Same	200,000	1,008,258	<5%	NA
Kathleen Ogilvy 868 Hillcrest Ave SW Calgary, AB T2T 0Y9	Same	15,000	22,500	<5%	NA
Thomas Pearson Box 92 Stn Main Kimberley, BC V1A 2Y5	Same	20,000	30,000	<5%	NA
Tony Robinson 53 Cardiff Dr NW Calgary, AB T2K 1R6	Same	5,000	7,500	<5%	NA
Tom Simmons Hayden Resources Ltd 750-630 6 AVE SW Calgary, AB T2P 0S8	Same	50,000	122,500	<5%	NA
Victor Sutherland 400 Eau Claire Ave SW UNIT 5103 Calgary, AB T2P 4X2	Same	50,000	75,000	<5%	NA
David Toderian 210 Lakeside Greens Pl Chestermere, AB T1X 1C4	Same	10,000	15,000	<5%	NA

Brian Ziegler 65 Cranleigh Way SE Calgary, AB T3M 1E1	Same	10,000	15,000	<5%	NA
Anvers Inc. 125 Aldershot Blvd. Winnipeg, MB R3P 0E2	Same	25,000	50,000	<5%	NA
Bill Raap 281 Symington Rd. Winnipeg, MB R2C 5J7	Same	14,285	128,099	<5%	NA
Norma Puls 200 Tuxedo Ave Unit 1402 Winnipeg, MB R3P 0R3	Same	14,285	242,504	<5%	NA
Judith Cooke PO Box 129 Calgary, AB T0K 0M0	Same	6,500	255,970	<5%	NA
Richard Cooke PO Box 129 Calgary, AB T0K 0M0	Same	14,000	617,769	<5%	NA
Clifford Boychuk 160 Banks Street Kimberly, BC V1A 1HA	Same	10,0000	968,000	<5%	NA
Robert Docking 13154 Crescent Road Surray BC V4P 1J8	Same	14,285	21,427	<5%	NA
C. Murray Workman 45 Wolsley Street Kenora, Ontario P9N 3W7	Same	71,430	728,872	<5%	NA
Les Vanderveen PO Box 957 Carman, MB R0G 0J0	Same	14,2857	1,931,897	<5%	NA
Dexter Greenwood 19 Fairbrook Cove Winnipeg, MB R3T 5C1	Same	7,143	138,269	<5%	NA
Cliff Drever RR1 STN Main Camrose, AB T4V 2M9	Same	7,143	10,714	<5%	NA
Kelvin Vanderveen PO Box 957 Carman, MB R0G 0J0	Same	204,930	307,395	<5%	NA
Cam and Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	15,000	109,949	<5%	NA
Marlene Anstey PO Box 207 Yorkton, SK S3N 2V7	Same	10,000	67,500	<5%	NA
Thor Choptiany 401 Park Blvd. North Winnpeg, MB R3P 0H1	Same	10,000	15,000	<5%	NA
Tom Hendrikson 9 Belle Ayre Blvd. Toronto, Ont. M4S 2P6	Same	10,000	117,029	<5%	NA

Ken Haugen PO Box 2766 The Pas, MB R9A 1M6	Same	12,000	84,647	<5%	NA
Darlene Dolinski Box 2, 4180 Waverley Winnipeg, MB R3V 1L5	Same	7,143	33,414	<5%	NA
Kevin Barrett 114 Williamson Cr. Winnipeg, MB R3W 1E2	Same	5,000	7,500	<5%	NA
Jimmy Trapasso 342 Moonrock Ave Sudbury, Ont P3E 5X1	Same	200,000	485,000	<5%	NA
Steven Depeel Box 39, Site 18 RR5 Prince Albert, Sask. S6V 5R5	Same	100,000	270,000	<5%	NA
Vera Shymchyk 2102 Henderson Hwy. Winnipeg, MB R2G 1P6	Same	200,000	680,000	<5%	NA
Perry Kimelman 632 Holland Blvd. Winnipeg, MB R3P 1X2	Same	155,714	313,511	<5%	NA
Rob Stenson Unit B – 302 Fairhaven Rd. Winnipeg, MB R3P 2S6	Same	102,857	287,032	<5%	NA
S Lotay Dental Group 1025 Scurfield Blvd. Winnipeg, MB R3Y 1N5	Same	4,286	6,429	<5%	NA
Robert Leicht 120 Handsart Blvd. Winnipeg, MB R3P 0L5	Same	30,714	52,648	<5%	NA
E-Lab-or-8 168 Amber Trail Winnipeg, MB R2P 2S4	Same	10,714	26,071	<5%	NA
Marcel Van Woensel Box 147 Swan Lake, MB R0G 2S0	Same	33,571	50,356	<5%	NA
Bill Teichroew Po Box 582 Carberry, MB R0K 0H0	Same	55,000	145,352	<5%	NA
Ivan Sabourin Box 384 22 1 St Ave SW St. Jean Baptiste, MB R0G 2B0	Same	20,714	41,091	<5%	NA
Al Koop 2 Nathan Lane Winnipeg, MB R2K 4J3	Same	84,300	1,122,250	<5%	NA
4L Communications Inc. C/O 2 Nathan Lane Winnipeg, MB R2K 4J3	Same	250,000	1,370,800	<5%	NA
Doug Gardiner 2523 Eton St. Vancouver, BC V5K 1J8	Same	50,000	100,383	<5%	NA

East Leigh Medical 110 Shamrock Dr. Winnipeg, MB RZ3 3S3	Same	11,129	17,661	<5%	NA

TSX venture
EXCHANGE

FORM 4E
SHARES FOR DEBT FILING FORM

1. Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

2. Date of news release announcing shares for debt settlement: October 18, 2007.

Issued and outstanding Listed Shares at the date of the news release: 171,886,109.

3. Creditors / Settlement Table

Provide in the attached Schedule 1 the details of the creditors being offered settlement.

Total amount of debt to be settled: $505,388.53

If Warrants are to be issued provide the following information: NA

(a) Number of shares eligible to be purchased on exercise of each Warrant: Not applicable.

(b) Exercise price of Warrants: Year 1 _____ Year 2 _____

Tier 1 Only - Year 3: _____ Year 4:_____ Year 5: _____

(c) Expiry date of Warrants: Not applicable.

4. Status of Issuer

Has the Issuer been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*? No.

If YES, indicate if any other submissions are in preparation or in progress that are part of a reactivation plan for the Issuer.

5. Balance of debt

Did any creditors refuse the settlement? Yes, not all holders of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") chose to take common shares of the Issuer in payment of the interest owing to them.

Identify all creditors of the Issuer that were not offered the settlement and explain why.

All holders of Debentures were offered the debt settlement.

If there are plans to settle the balance of the debt, if any, please attach details. NA.

6. New Control Person

Will there be a new Control Person of the Issuer created as a result of the issuance of shares for debt? No.

If YES, indicate date on which the shareholders' resolution was passed and submit a copy of the shareholders' resolution.

7. Assignment of Debt

Have any creditors purchased the debt at a discount from other creditors? No.

If YES, please disclose the following:

Name of Original Creditor	Name of Current Creditor	Is the Current Creditor a Non's Arm's Length Party Y/N	Amount of Debt Purchased	Amount Paid for Debt

If Non Arm's Length Parties have purchased discounted debt, have such Non Arm's Length Parties, entered into an escrow agreement relating to the debt settlement shares? NA

8. Tier 2 Issuers: Issuance of more than 100% of issued and outstanding shares in connection with debt settlement

Is the Issuer issuing more than 100% of its issued and outstanding shares in connection with this debt settlement? Not Applicable.

If YES:

Provide the date on which disinterested shareholder approval was/will be received for this transaction and include a copy of the shareholders resolution.

9. Does the transaction form part of a Change of Business or Reverse Takeover?

No.

If YES, describe all relevant terms:____

____

10. Documents

Enclose the following documentation (or indicate if not applicable).

(a) Current accounts payable list with summary totals. NA

(b) Copy of any assignment, buyback or voting trust agreements. NA

(c) Copy of shareholders' resolutions. NA

(d) Financial statements evidencing the debt, if not previously filed with the Exchange. NA

Declaration

The undersigned certifies that:

(a) the undersigned is a director or senior officer of the Issuer;

(b) any debts to be settled pursuant to this transaction which are not specifically referred to in the financial statements of the Issuer prepared since the debt was incurred, are valid debts, due and payable by the Issuer to the indicated creditor(s).

(c) the transaction is in all respects in accordance with *Policy 4.3 - Shares for Debt*, except as disclosed in any attached application for waiver.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes information contained in Items 3, 5, 6, and 7 and Schedule 1, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Date Nov 20 2007

Gestur Kristjansson
Name director or senior officer

[signature]
Signature

CFO.
Official Capacity

Creditors/Settlement Table

Schedule 1

Name & Address of Creditor	Amount Owing	Deemed Price per Share	# of Shares	# of Warrants	Nature of Debt (e.g. trade payable, management fees, etc)	Non Arm's Length Party=NP ProGroup=P Not Applicable=N/A
Various Debenture holders	$505,388.53	$1.17	431,983	Nil	Interest Owing on Debentures	NA
Total	$505,388.53	N/A	431,983	Nil	N/A	N/A

Beneficial Shareholders of any Corporate Creditors Who Will Own or Control 10% or more of the Post-Closing Outstanding Shares

Creditor	Number of Securities Purchased	Post closing Direct & Indirect Holdings in the Issuer	% of Post Closing Outstanding Shares	Name and Address of any Individuals Having a Greater Than 10% Beneficial Interest in the Creditor
Not applicable				
TOTAL				

END